VIA EDGAR FILING
October 17, 2005
Daniel L. Gordon
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reading International, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 25, 2005
File No. 1-8625
Dear Mr. Gordon,
     Thank you for your letter dated September 19, 2005. We appreciate the opportunity to elaborate on our 2004 10-K filing made on March 25, 2005. While we continue to believe that we have made full and complete disclosure to our shareholders, we have endeavored to address the issues you have noted in your letter, both by means of this cover letter and by the proposed revisions attached herewith.
     I would also like to thank Mr. Webster for his accommodation to our request for a 10 business day extension on our response filing.
     We feel that based on the responses provided in this letter and the attached revisions, we have met the goal stated in your letter of the 19th of enhancing the overall disclosure of our filing.
Form 10-K
Item 6 – Selected Financial Data
1.	Within your selected financial data table you present EBIT and EBITDA. These are non-GAAP financial measures and are required to be reconciled with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In addition, please revise to present separate decisions on how management and investors use EBIT and EBITDA. Revise to address the following items as it relates to your disclosure regarding your non-GAAP financial measures:
•	Explain why EBITDA, as a performance measure, provides investors relevant and useful information.

•	Explain how you expect investors to use this performance measure.

•	Explain the economic substance behind management’s decision to use EBITDA when assessing the performance of the company.

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•	Explain why management believes it is useful to eliminate interest, taxes, depreciation and amortization when assessing the financial performance of the company.

•	Discuss the limitations of excluding interest, taxes, depreciation and amortization when assessing the financial performance of the company. Include separate explanations for these items.
See questions 8 and 15 in the Frequently Asked Questions and Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.
Response: (please see Appendix 1 which will be incorporated in the amendment of our 10-K) – We have included reconciliations of the Non-GAAP financial measures (EBIT and EBITDA) to the most directly comparable GAAP financial measure of Net Loss. In addition, we have included an explanation of management’s and investors’ use of EBIT and EBITDA following the guidance you provided in your letter.
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
2004 Compared with 2003
2.	Please revise to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors each significant factor should be separately quantified and discussed. For example, discuss the increases/decreases in revenues for your foreign operations versus your domestic operations and what the contribution to net income was for each. In addition you disclose that cinema revenues consist of admissions, concessions and advertising. Disclose the amount of revenue that pertains to each and discuss reasons for the fluctuations from year to year and what you anticipate for the future. Refer to SEC Release No. 33-8350.
Response: (please see Appendix 2 which will be incorporated in the amendment of our 10-K) – We have incorporated a table detailing our cinema revenues and operating expenses in relation to our revenue streams of admissions, concessions, and advertising and provided explanations of how these revenues have changed in relation to our geographically changing business.
3.	Please revise to discuss your results of operations on a consolidated basis. There is no discussion within the results of operations that discusses the fact that the Company has had significant losses over the past three years. This should be highlighted throughout your MD&A and discussion should be included on what actions the Company is taking to mitigate this problem.
Response (please see Appendix 3 which will be incorporated in the amendment of our 10-K) – At the end of the Results of Operations section under Item 7 – Management’s Discussions

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and Analysis of Financial Condition and Results of Operations we have included a paragraph explaining how we have experienced net losses for several years and how management is attempting to mitigate this issue. Rather than referencing the net losses throughout the Results of Operations, we believe that they are more appropriately explained at the end of the Results of Operations as the net losses arise as a result of all the previous segment categories of Cinema, Real Estate, and Corporate.
Liquidity and Capital Resources, page 53
4.	Please revise to describe reasons for material changes in cash flows from operating, investing, and financing activities from period to period. We note that your disclosures are merely a reiteration of the cash flow statement. The liquidity discussion should focus on the reasons for the changes in assets and liabilities.
Response: (please see Appendix 4 which will be incorporated in the amendment of our 10-K) – We have revised our operating activities section focusing on the reasons for the changes in assets and liabilities. We have included clarifying, supplemental disclosure to enhance our explanations for investing activities and financing activities which already detail the reasons for the changes in cash based on the financing and investing activities we have been involved in during the reporting periods.
Notes to Consolidated Financial Statements
Note 6 – Acquisitions and Disposal of Assets, page 86
5.	Please tell us how your purchase of Mt. Gravatt Cinema for $2,178,000 resulted in a one-time gain of $2,259,000, net of applicable expenses. Also, tell us how you determined the “Put Price” of $4,960,000. Please cite the applicable accounting guidance in your response.
Response:
     On May 15, 2003, we entered into a litigation settlement agreement with Village Cinemas Australia Pty, Ltd. (“Village”), Birch Carroll & Coyle Ltd. (“BCC”), and AMP Life Limited and recorded a litigation settlement gain of $2,259,000.
     The terms of the litigation settlement allowed us to purchase, for $2,178,000, an undivided 1/3rd interest in the unincorporated joint venture that owns and operates the 16-screen multiplex cinema at the Mt. Gravatt shopping center (“Mt. Gravatt”) in suburban Brisbane, Australia. We were also granted the right, exercisable at any time prior to December 16, 2003, to sell that interest back to the sellers for $4,960,000 (the “Put Price”).
     The transaction was recorded at fair value, in accordance with APB 29, “Accounting for Non-Monetary Transactions”. The property was recorded at a fair value of $4,960,000, being the purchase price at which the sellers were willing to (and had sufficient liquidity to) repurchase the 1/3rd interest in the cinema.

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     We subsequently elected to retain our ownership interest in the Mt. Gravatt multiplex cinema.
Note 17 – Commitments and Contingencies
Tax Audit, page 96
6.	Tell us and disclose in future filings whether the probability of loss is probable, reasonably possible or remote. Also, tell us the amount of the loss that has been accrued if any. For reference see paragraphs 8-10 of SFAS 5. We may have further comment.
Response: –
     We believe the probability of a material loss arising from the resolution of IRS proposed changes to the RDGE 1996 tax return and the CRG 1997 tax return to be remote. The Company has been advised by outside legal counsel that it is more likely than not that we will prevail if the IRS chooses to litigate this matter.
     We have provided full disclosure of the facts and circumstances surrounding the case and the full range of exposure to the Company. We also disclosed the fact that Company received an offer in compromise from the IRS to settle this matter for approximately $5.5 million plus accrued interest of $2.5 million. Based on the advice of legal counsel, we determined not to accept this settlement offer. Given the level of initial settlement offer made by the IRS, we believe it likely that this matter will not go to trial and ultimately, expect to resolve the issue with all taxing authorities through a negotiated settlement. Our best estimate of the probable settlement amount for this matter has been recorded within other current income taxes payable.
          On behalf of Reading International, Inc. I acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff recommendations as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
          We await your comments re the above responses and attached revisions and hope that they would have fully satisfied your enquiries.

Sincerely,

Andrzej J. Matyczynski Chief Financial Officer Tel: 213 235 2238

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Appendix 1

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000

Revenue	$102,982	$93,739	$86,486	$23,744	$7,384
Operating loss	$(5,952)	$(5,340)	$(5,977)	$(3,382)	$(1,055)
Net loss	$(8,463)	$(5,928)	$(7,954)	$(4,572)	$(3,542)

Basic loss per share	$(0.39)	$(0.27)	$(0.36)	$(0.21)	$(0.47)
Diluted loss per share	$(0.39)	$(0.27)	$(0.36)	$(0.21)	$(0.47)

Other Information:

Shares outstanding	21,998,239	21,899,290	21,821,154	21,821,324	9,947,964
Weighted average shares and dilutive share equivalents	21,948,065	21,860,222	21,821,236	9,980,946	7,557,718

Total assets	$230,227	$222,866	$182,772	$170,595	$63,922
Total debt	$83,252	$71,145	$48,121	$37,490	$15,221
Working capital	$(5,808)	$(154)	$124	$548	$13,062
Stockholders’ equity	$102,010	$108,491	$91,265	$91,125	$39,128

EBIT	$(3,500)	$(1,794)	$(5,172)	$(3,425)	$(3,928)
Depreciation and amortization	$12,899	$12,003	$8,705	$2,044	$657
EBITDA	$9,399	$10,209	$3,533	$(1,381)	$(3,271)
Debt to EBITDA	8.86	6.97	13.62	—	—

Capital expenditure (including acquisitions)	$33,180	$5,809	$10,437	$10,325	$10,773
Number of employees at 12/31	1,677	1,453	1,304	1,110	147
     EBIT presented above represents net loss adjusted for interest expense (calculated net of interest income) and income tax expense. EBIT is presented for informational purposes to show the significance of depreciation and amortization in the calculation of EBITDA. We use EBIT in our evaluation of our operating results since we believe that it is useful as a measure of financial performance, particularly for us as a multinational company. We believe it is a useful measure of financial performance principally for the following reasons:
•	Since we operate in multiple tax jurisdictions, we find EBIT removes the impact of the varying tax rates and tax regimes in the jurisdictions in which we operate.

•	In addition, we find EBIT useful as a financial measure that removes the impact from our effective tax rate of factors not directly related to our business operations, such as, whether we have acquired operating assets by purchasing those assets directly, or indirectly by purchasing the stock of a company that might hold such operating assets.

•	The use of EBIT as a financial measure also (i) removes the impact of tax timing differences which may vary from time to time and from jurisdiction to jurisdiction, (ii) allows us to compare our performance to that achieved by other companies, and (iii) is useful as a financial measure that removes the impact of our historically significant net loss carryforwards.

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•	The elimination of net interest expense helps us to compare our operating performance to those companies that may have more or less debt than do we.
     EBITDA presented above is net loss adjusted for interest expense (again, calculated net of interest income), income tax expense, and in addition depreciation and amortization expense. We use EBITDA in our evaluation of our company and its performance since we believe that EBITDA provides a useful measure of financial performance and value. We believe this principally for the following reasons:
•	We believe that EBITDA is an industry comparative measure of financial performance. It is, in our experience, a measure commonly used by analysts and financial commentators who report on the cinema exhibition and real estate industries and a measure used by financial institutions in underwriting the creditworthiness of companies in these industries. Accordingly, our management monitors this calculation as a method of judging our performance against our peers and market expectations and our creditworthiness.

•	Also, analysts, financial commentators and persons active in the cinema exhibition and real estate industries typically value enterprises engaged in these businesses at various multiples of EBITDA. Accordingly, we find EBITDA valuable as an indicator of the underlying value of our businesses.
     We expect that investors may use EBITDA to judge the ability of our company to generate cash, as a basis for the comparison of our company to other companies engaged in the cinema exhibition and real estate businesses and as a basis to value our company against such other companies.
     Neither EBIT nor EBITDA is a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with accounting principles generally accepted in the United States for purposes of analyzing our profitability. The exclusion of various components such as interest, taxes, depreciation and amortization necessarily limit the usefulness of these measures when assessing the financial performance of our company and not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to service debt, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail in this Form 10-K.
     EBIT and EBITDA also fail to take into account the cost of interest and taxes. Interest is clearly a real cost that for our company is paid periodically as accrued. Taxes may or may not be a current cash item but are nevertheless real costs which, in most situations, must eventually be paid. A company that realizes taxable earnings in high tax jurisdictions may, ultimately, be less valuable than a company that realizes the same amount of taxable earnings in a low tax jurisdiction. EBITDA fails to take into account the cost of depreciation and amortization and the fact that assets will eventually wear out and have to be replaced.

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     EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of net loss to EBIT and EBITDA is presented below (dollars in thousands):

	2004	2003	2002	2001	2000

Net loss	$(8,463)	$(5,928)	$(7,954)	$(4,572)	$(3,542)
Add: Interest expense, net	3,917	3,423	2,776	939	(386)
Add: Income tax expense	1,046	711	6	208	—

EBIT	$(3,500)	$(1,794)	$(5,172)	$(3,425)	$(3,928)
Add: Depreciation and amortization	12,899	12,003	8,705	2,044	657

EBITDA	$9,399	$10,209	$3,533	$(1,381)	$(3,271)

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Appendix 2
Cinema
2004 Compared with 2003
     As described above, one of our primary businesses consists of the ownership and operation of cinemas. At December 31, 2004, we owned and operated, directly or indirectly through consolidated joint ventures, 271 screens in 41 cinema complexes. This compares to 202 screens in 28 cinemas in December 31, 2003. We also had unconsolidated joint venture interests in an additional 45 screens in 6 cinema complexes and we operated, directly or indirectly, 14 screens in 3 cinema complexes in which we had no ownership interest.
     Our cinema revenue consists of admissions, concessions and advertising. The cinema operating expense consists of the costs directly attributable to the operation of the cinemas including employee-related, occupancy and operating costs and film rent expense. Cinema revenue and expense fluctuates with the availability of quality first-run films and the numbers of weeks the first–run films stay in the market.
     In 2004, we continued to face uncertainties in the domestic cinema market because of the consolidations and financial restructuring that have taken place over the last few years among our competitors. We also continued antitrust litigation against Regal and certain major U.S. film distributors in an effort to stop Regal from preventing the distribution of top grossing first-run film by these distributors to our Village East Cinema. This has resulted in a significant increase in our legal expenditures in 2004 and 2003. Our cinema results were also negatively impacted by our antitrust lawsuits due to Fox and Universal refusing to provide us with their film product in the United States in retaliation for our legal action against them. This was compounded by a general decrease in the number of well received films in 2004 vs. 2003. We have, however, now reached settlement with Disney, DreamWorks, Fox, MGM, Universal and Loews on terms that we believe to be beneficial to our Company and are back on service with Fox and Universal elsewhere in the United States. We are currently pursuing our claims only against Regal, Columbia and Paramount. The impact of the Fox/Universal boycott in 2004 was much more significant than in 2003 due to the strength of the Fox and Universal product in 2004 compared to 2003. This is particularly true in the case of Fox’s art film arm – Fox Searchlight – which brought to market in 2004 films such as “Sideways,” “Garden State” and “Napoleon Dynamite.”
     In 2004, our cinema operations generated an operating profit, primarily due to the continued positive results of our Australian and New Zealand cinema operations. In addition, our results in 2004 include 6 months of operations of the Anderson circuit in Australia and 4 months of operation of the Movieland circuit in New Zealand which are both discussed in Note 6. Our Australian and New Zealand operations represent a significant part of our overall business. As such, our operations are subject to the effects of currency rate fluctuation. The respective exchange rates of the U.S. dollar to the Australian dollar at December 31, 2004 and 2003 were $0.7709 and $0.7520 respectively. The respective exchange rates of the U.S. dollar to the New Zealand dollar at December 31, 2004 and 2003 were $0.7125 and $0.6557, respectively. To date, from a net income perspective, our operating results have not been significantly affected by currency rate fluctuations.
     Operating expense increased in 2004 compared to 2003 primarily as a result of variable costs such as film rental and payroll expenses that normally fluctuate in direct relation to the increases or decreases in revenue. In 2004 however, there was an added dynamic. In our domestic market the severe reduction in revenue brought about by the lack of first-run product due to the now resolved Fox/Universal boycott, was not capable of being fully adjusted for in the operating expense. All our cinemas have a threshold limit of fixed costs that, in the short term, cannot be adjusted in line with precipitous declines in revenue. As we have now resolved our disputes with all but two distributors – Columbia and Paramount – we are optimistic that the supply issues that plagued us in 2004 will be significantly mitigated. In Australia and New Zealand the Anderson and Movieland acquisitions, which in general operated at lower margins than us, had not yet fully been integrated into the “Reading mode” by year-end.

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     The following tables detail our operating results for our 2004 and 2003 cinema activities, respectively (dollars in thousands):

	United		New
Year Ended December 31, 2004	States	Australia	Zealand	Puerto Rico	Total

Admissions revenue	$15,584	$31,385	$7,908	$8,699	$63,576
Concessions revenue	4,339	9,451	2,293	3,470	19,553
Advertising and other revenues	1,374	1,600	391	763	4,128

Total revenues	21,297	42,436	10,592	12,932	87,257

Cinema costs	16,733	33,577	5,953	11,639	67,902
Concession costs	905	2,213	748	708	4,574

Total operating expense	17,638	35,790	6,701	12,347	72,476

Depreciation and amortization	2,082	5,293	720	474	8,569
General & administrative expense	3,987	66	320	799	5,172

Net (loss) income	$(2,410)	$1,287	$2,851	$(688)	$1,040

	United		New
Year Ended December 31, 2003	States	Australia	Zealand	Puerto Rico	Total

Admissions revenue	$18,709	$24,700	$5,783	$9,738	$58,930
Concessions revenue	4,987	7,607	1,682	3,783	18,059
Advertising and other revenues	1,684	1,667	309	815	4,475

Total revenues	25,380	33,974	7,774	14,336	81,464

Cinema costs	19,299	25,052	3,883	12,836	61,070
Concession costs	794	1,862	544	732	3,932

Total operating expense	20,093	26,914	4,427	13,568	65,002

Depreciation and amortization	3,126	3407	534	450	7,517
General & administrative expense	4,244	(332)	—	870	4,782

Net (loss) income	$(2,083)	$3,985	$2,813	$(552)	$4,163

A summary of the operating results for the Cinema segment is as follows:
•	Cinema revenue increased in fiscal 2004 by $5.8 million or 7% when compared to fiscal 2003. Most of the $11.3 million increase noted in Australia and New Zealand was related to activity from our new Anderson Circuit and Movieland Circuits. This increase was proportionately distributed between admissions and concessions revenues. However, these increases were offset by a decline in our domestic admissions and concessions revenue primarily related to the refusal of Universal and Fox to supply our domestic cinemas with film product as a result of our antitrust lawsuit against them. Cinema revenues are primarily related to admissions which are directly related to our ability to obtain desirable product from our distributors.

•	Cinema operating expense increased in fiscal 2004 by $7.5 million or 10% when compared to fiscal 2003. Approximately $6.9 million and $642,000 of the increased costs of sales was related to cinema costs and concession costs, respectively. Of these fiscal 2004 increases, $8.9 million was from our Australian operations and $2.2 million was from our New Zealand operations of which most of these increases were from our new Anderson and Movieland Circuits opening in July and August 2004, respectively. However, these increases were offset by a decline in theater film rental costs and concessions costs at our domestic

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theaters primarily related to our Village East lawsuit. Overall our operating expenses for twelve months year-to-year were 83% and 80% of gross revenue for 2004 and 2003, respectively.

•	Depreciation expense increased in fiscal 2004 by $1.0 million or 12% when compared to fiscal 2003. The fiscal 2004 increase was primarily from our late-year 2004 acquisitions of the Anderson and Movieland Circuits in Australia and New Zealand, respectively, and an increased domestic depreciation expense stemming from various renovation/remodeling projects undertaken at the Angelika New York and Village East cinemas offset by a 2003 charge of $890,000 to amortization expense related to our City Cinemas purchase option under intangible assets.

•	General and administrative expense increased in fiscal 2004 by $390,000 or 8% when compared to fiscal 2003. The increase in general and administrative expenses is primarily related to the pre-opening expenses at our two new cinemas in Australia that opened in December. As they were only open for less than a month, their operating results for 2004 were distorted by their inability over this truncated period to generate sufficient earnings to offset these pre-opening expenses.

•	As a result of the above, net income for the cinema segment decreased in fiscal 2004 by $3.1 million when compared to fiscal 2003.

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Appendix 3
Consolidated net losses
     Over the past several years we have consistently experienced net losses. This trend is consistent with our focus on acquisitions and real estate development which result in high depreciation and amortization expenses and which during their holding and development stages produce little or no operating income for our company. Also, our efforts to break into the Australian cinema and real estate markets and to obtain film for our Village East cinema in Manhattan have resulted in significant legal expense. Our litigation expenses for years ending 2004 and 2003 were $4.6 million and $3.7 million, respectively. Finally, our Puerto Rico operations, while generating significant gross revenues, produced little or no profit or cash flow.
     As evidenced by the above table at Item 6 – Selected Financial Data, we believe the trend of annual net losses is improving when one compares annual net losses to the amount of depreciation and amortization incurred in each of those years. However, although we noted a similar pattern in 2004, we achieved lower profit margin than expected from our new cinema operations in Australia and New Zealand in addition to an increase in general and administrative expenses for corporate primarily related to our Sarbanes-Oxley implementation and certain duplicate salaries and severance payments from the changing of certain Australian operational management. We continue to focus our efforts on minimizing overhead costs while increasing operating assets and operating income in an effort to improve our profitability over time.

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Appendix 4
Liquidity and Capital Resources
          Our ability to generate sufficient cash flows from operating activities in order to meet our obligations and commitments drives our liquidity position. This is further affected by our ability to obtain adequate, reasonable financing and/or to convert non-performing or non-strategic assets into cash. We cannot separate liquidity from capital resources in achieving our long-term goals or in order to meet our debt servicing requirements.
          Currently, our liquidity needs arise mainly from:
•	working capital requirements;

•	capital expenditures; and

•	debt servicing requirements.
Operating Activities
          Cash used in operating activities was $1.0 million in 2004 compared with $5.7 million provided by operations in 2003. The change in cash from operating activities between 2004 and 2003 of $6.7 million is primarily due to:
•	a decrease in cash of approximately $1.6 million due to reduced operating cash flows from our cinemas predominately in the United States resulting from our lack of quality film product due primarily to the refusal of Universal and Fox to provide film to our domestic cinemas as a consequence of our antitrust lawsuit against them;

•	a decrease in cash of $573,000 due to increased legal costs paid in 2004 compared to 2003 primarily related to our anti-trust lawsuit with Universal and Fox;

•	a decrease in cash of $700,000 due to increased interest paid in 2004 versus 2003 due to our increased borrowings noted in financing activities;

•	a decrease in cash of $884,000 due to lower proceeds from litigation settlements in 2004 compared to 2003;

•	a $1.0 million decrease in cash due to cash received in 2003 for a one-time sale of our Gish stock;

•	a $220,000 increase of cash used in inventory related to our increase in business in 2004 compared to 2003;

•	a $244,000 increase of cash used as restricted cash in 2004 compared to 2003 related to lease guarantees required for our new operations in Australia;

•	a decrease of cash of approximately $650,000 due to a change in deferred revenues driven by reduced sales of theater gift certificates in 2004 when compared to 2003; and

•	a $400,000 decrease in cash due to higher film rent payments in early 2004 due to 2003 year-end blockbuster film rentals. This trend was not repeated at the 2004 year-end.
          The increase in cash provided by operating activities between 2003 and 2002 of $2.5 million is primarily due to improved cash flow from our cinema and theater operations and an increase in deferred revenues and liabilities.

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Investing Activities
          Cash used in investing activities was $15.8 million in 2004 compared to $3.7 million in 2003 due to significant cinema acquisition activity in Australia and New Zealand in 2004 that was not present in 2003, as we took advantage of opportunities to acquire two groups of independent cinemas and to add to our landholdings in Queensland, and took advantage of a redevelopment opportunity with respect to one of our Manhattan cinemas. The $12.1 million increase in cash used in investing activities from 2004 to 2003 was primarily related to:
•	$20.0 million of business acquisition costs related to the Anderson Circuit acquisition for $5.7 million (AUS$8.0 million), to the Newmarket (Queensland) land purchase of $1.0 million (AUS$1.4 million) and the Movieland Circuit acquisition of $13.3 million (NZ$19.8 million);

•	$3.8 million (AUS$5.0 million) related to the fit-outs to our Westlake and Rhodes locations (development opportunities acquired as a part of the Anderson Circuit);

•	$2.3 million of joint venture costs relating to our investment in the Sutton redevelopment project with 205-209 E. 57th Street Associates, LLC; offset by

•	$13.0 million receivable payment on the Sutton Promissory Note.
          Cash used in investing activities decreased in 2003 compared to 2002 primarily due to lower capital investments in 2003. In 2003, we made capital investments on our Newmarket and Burwood projects and improvements to our Angelika New York and Village East cinemas. Also impacting investing activities was our purchase of a 1/3rd interest in a Mt. Gravatt joint venture for approximately $2,178,000 in connection with our 2003 legal settlement. Cash used in investing was offset by the distributions we received from our joint venture partners.
          In 2002, we included $714,000 in recovery of bad debt previously written off from the agricultural partnerships which will be non-recurring in nature, since we have discontinued our agricultural operations and disposed of our agricultural assets.
Financing Activities
          Cash provided by financing activities was $7.1 million in 2004 compared to $3.2 million used in financing activities in 2003. The $10.3 million change was primarily due to the funding of our 2004 cinema acquisitions in Australia and New Zealand as follows:
•	$60.7 million of proceeds in borrowings primarily from our new credit facilities in Australia of $24.9 million (AUS$32.3 million) and in New Zealand of $35.5 million (NZ$50.0 million) and

•	$600,000 of lower distributions to minority interests; offset by

•	$52.4 million of repayments on existing debt and obligations.
          Cash used in financing activities was $3.2 million in 2003 compared to $3.6 million of cash provided by financing activities for the same period in 2002. The decrease of $6.8 million of cash provided by financing activities in the year was primarily due to no further bank borrowing in Australia in 2003 compared to 2002.

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